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                              October 4, 2021

       Yizhe Wang, Ph.D.
       Chief Executive Officer
       LianBio
       103 Carnegie Center Drive, Suite 215
       Princeton, NJ 08540

                                                        Re: LianBio
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
21, 2021
                                                            CIK No. 0001831283

       Dear Dr. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement Submitted September 21, 2021

       Nanobiotix License, Development and Commercialization Agreement, page
171

   1. We note your revision on page 176 in response to prior comment 10, which we reissue.
                                                        With respect to the
Nanobiotix Agreement, the disclosure now refers to "tiered double-
                                                        digit royalties up to
the low teens." Please revise to narrow the royalty range disclosed for this agreement to no
more than ten percentage points.
       Notes to Consolidated Financial Statements, page F-16

   2. We note your response to comment 11. With respect to the fifth bullet, please disclose the number of shares of the
Company's common stock the warrant could convert into as of a
 Yizhe Wang, Ph.D.
LianBio
October 4, 2021
Page 2
      recent date when such information is available.
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameYizhe Wang, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameLianBio
                                                        Office of Life Sciences
October 4, 2021 Page 2
cc:       Thomas Danielski
FirstName LastName